[redacted]

08006190

Saputo

SEC Mail Processing Section
DEC 03 2008
Washington, DC
101

Nathalie Rolland ☎ (514) 328-3320
Fax: (514) 328-3322
Courriel/E-Mail: nathalie.rolland@saputo.com

November 26, 2008

United States Security and
Exchange Commission
450 5th Street Northwest
Washington, D.C., 20549
USA

SUPPL

<u>Attention : Public Reference Room</u>

Re : Saputo inc., File Number 82-34670

Dear Sir,
Dear Madam:

In accordance with subparagraph (b)(1)(iii) of Rule 12g3-2 under the *Securities Exchange Act* of 1934, we hereby inform you that our required home country documents are published in English on our internet web site at www.saputo.com and on SEDAR, an electronic information delivery system which is generally available to the public at www.sedar.com. Such documents are published promptly after the information has been made public.

Considering the foregoing, we hereby confirm that this electronic publication exempts us from submitting the documents in paper to the Commission, the whole in accordance with Rule 12g3-2(b) exemption.

Trusting the whole to be satisfactory, we remain

PROCESSED
DEC 12 2008
THOMSON REUTERS

Yours truly,

Nathalie Rolland

Nathalie Rolland, Legal Counsel
Director, Securities and
Corporate Secretary Office

NR/fm
Encl.

Message to Shareholders

We are pleased to present the results for the second quarter of fiscal 2009, which ended on September 30, 2008.

Net earnings for the quarter ended September 30, 2008 totalled $69.0 million, an increase of $6.5 million or 10.4% compared to $62.5 million for the same quarter last fiscal year. Included in the results of the same quarter last fiscal year is an income tax charge of approximately $3 million due to a reduction of future income tax assets recorded in previous fiscal years.

Earnings before interest, income taxes, depreciation and amortization (EBITDA[1]) amounted to $129.9 million, an increase of $5.8 million or 4.7% in comparison to $124.1 million for the same quarter last fiscal year. The EBITDA of our Canada, Europe and Argentina (CEA) Dairy Products Sector increased by approximately $10.2 million. This increase was due to the increased volumes in our Argentinean domestic and export markets and the continued benefits derived from rationalization activities completed in prior years in our Canadian operations, partially offset by less favourable by-product market conditions. The EBITDA of our USA Dairy Products Sector decreased by approximately $3 million in comparison to the same quarter last fiscal year. The decrease in EBITDA can be attributed to a less favourable by-product market, which offset the contribution of Alto Dairy Cooperative's activities in the United States (US), acquired on April 1, 2008 (Alto Acquisition), and offset a more favourable relationship between the average block market[2] per pound of cheese and the cost of milk as raw material. The EBITDA of our Grocery Products Sector decreased by approximately $1.4 million in comparison to the same quarter last fiscal year.

Revenues for the quarter ended September 30, 2008 amounted to $1.454 billion, an increase of $165.0 million or 12.8% in comparison to the $1.289 billion for the corresponding quarter last fiscal year. The increase is due mainly to our USA Dairy Products Sector, whose revenues increased by approximately $99 million. The inclusion of the Alto Acquisition, partially offset by a lower average block market per pound of cheese and a less favourable by-product market, explains the revenue increase as compared to the same period last fiscal year. Revenues from our CEA Dairy Products Sector increased by approximately $67 million. Higher selling prices in accordance with the increase in the cost of milk as raw material in Canada and in Argentina, and increased sales volume from our Dairy Products Division (Argentina) are the main factors explaining the revenue increase. Revenues from our Grocery Products Sector decreased by approximately $1 million in comparison to the same quarter last fiscal year.

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[1] **Measurement of results not in accordance with generally accepted accounting principles**
The Company assesses its financial performance based on its EBITDA, this being earnings before interest, income taxes, depreciation and amortization. EBITDA is not a measurement of performance as defined by generally accepted accounting principles in Canada, and consequently may not be comparable to similar measurements presented by other companies.

[2] "Average block market" is the average daily price of a 40 pound block of Cheddar traded on the Chicago Mercantile Exchange (CME), used as the base price for the cheese.

Outlook[3]

The Government of Canada introduced, in December 2007, amended regulations establishing new standards for cheese manufactured in and imported to Canada. These amendments will come into effect on December 14, 2008. Saputo has always met the Canadian and international standards for its manufactured products and will continue to meet them, including the requirements of the amended regulations. However, Saputo believes that it has legal grounds to challenge these new requirements. In this regard, on October 20, 2008, Saputo, along with two other dairy processors in Canada, filed an application in the Federal Court of Canada to challenge the amended regulations. Regardless of the outcome, we intend to mitigate the impact that these new standards will have on our results, while trying our utmost to minimize the effect on our customers. On October 22, 2008, we announced that we agreed to acquire the activities of Neilson Dairy, the dairy division of Weston Foods (Canada) Inc. for a purchase price of $465 million on a debt-free basis, payable in cash by drawing on available lines of credit and additional committed financing. Neilson Dairy employs approximately 390 people and produces, sells and distributes, primarily in Ontario, fluid milk and dairy beverages, cream products and non dairy creamers, butter, yogurt, juices and drinks under the Neilson brand and other brands. This transaction is subject to usual conditions, including approval by the Competition Bureau, and is expected to close on or about November 24, 2008. Neilson Dairy generates annual sales of approximately $600 million and annual EBITDA of approximately $50 million. This strategic transaction will allow our Canadian Dairy Products Division to increase its presence in the Ontario fluid milk and cream markets.

In our Dairy Products Division (Europe), we continue to invest in capital expenditure programs in an effort to improve overall efficiencies. Also, the integration of this Division within Saputo is still ongoing.

In our Dairy Products Division (Argentina), we continue to see increases in milk production and strive to seek volume growth both on the domestic and export markets. In addition, we will focus on efficiencies to improve overall operations.

During the quarter, our Dairy Products Division (USA) continued to focus on possible synergies that can be derived from the Alto Acquisition completed on April 1, 2008. Capital projects have already been initiated with the goal of increasing operational efficiencies from the two facilities acquired. We also recently announced the closure of our Hinesburg, Vermont facility. This closure is the result of our ongoing evaluation to improve our overall performance. Production has been transferred to other facilities within the US. Costs connected with the closure will be approximately US$5.4 million after taxes, which includes an after tax fixed assets write down of approximately US$4.4 million. These costs will be mainly recorded in our fiscal 2009 third quarter. We expect annual after tax savings of approximately US$2.2 million which should commence at the beginning of fiscal 2010. Effective October 1, 2008, the United State Department of Agriculture (USDA) introduced changes to the manufacturing cost allowances used in the Class III product-price formula which were unsuccessfully appealed by various dairy groups. This will increase the manufacturing cost allowance and should benefit the USA Dairy Products Sector. The Division will continue to support its leading retail brands, sustaining the positive momentum from various marketing initiatives undertaken in the current and prior fiscal years.

In the Bakery Division, we are keeping the focus on our brand leaders, a strategy that allows us to benefit from production efficiencies and sales performance. Since the beginning of the fiscal year, marketing funds have been oriented towards stimulating direct activities at the store level. We are in a very competitive market with continually increasing raw material and packaging costs. In an effort to mitigate the effects of these increasing costs, we are focusing on the optimization of recipes and manufacturing processes.

Dividends

The Board of Directors declared a quarterly dividend of $0.14 per share payable on December 19, 2008 to common shareholders of record on December 8, 2008.

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[3] We refer you to the cautionary statement regarding forward-looking information set forth below under "Management Analysis".

Normal Course Issuer Bid

The Company has the intention to repurchase by way of a normal course issuer bid (Bid), for cancellation purposes, up to a maximum of 10,340,377 of its common shares. This represents 5% of its 206,807,551 issued and outstanding common shares as of October 31, 2008. These purchases will be made in accordance with applicable regulations over a maximum period of 12 months beginning on November 13, 2008 and ending on November 12, 2009, subject to regulatory approval. The consideration that the Company will pay for any common shares acquired by it under the Bid will be in cash at the market price of such common shares at the time of acquisition. The Company believes that the purchase of its own shares may, in appropriate circumstances, be a responsible investment of funds on hand.

Within the previous twelve months, Saputo did not purchase any of its common shares under the normal course issuer bid established in November 2007.

Management's Analysis

The goal of the management report is to analyse the results of and the financial position for the quarter ended September 30, 2008. It should be read while referring to our consolidated financial statements and accompanying notes for the three- and six-month periods ended September 30, 2008 and 2007. The Company's accounting policies are in accordance with Canadian generally accepted accounting principles of the Canadian Institute of Chartered Accountants. All dollar amounts are in Canadian dollars unless otherwise indicated. This report takes into account material elements between September 30, 2008, and November 4, 2008, the date of this report, on which it was approved by the Board of Directors of Saputo Inc. (Company or Saputo). Additional information about the Company, including the annual report and the annual information form for the year ended March 31, 2008 can be obtained on Sedar at www.sedar.com.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This report, including the "Outlook" section, contains forward-looking statements within the meaning of securities laws. These statements are based, among others, on our current assumptions, expectations, estimates, objectives, plans and intentions regarding projected revenues and expenses, the economic and industry environments in which we operate or which could affect our activities, our ability to attract and retain clients and consumers as well as our operating costs, raw materials and energy supplies which are subject to a number of risks and uncertainties. Forward-looking statements can generally be identified by the use of the conditional tense, the words "may", "should", "would", "believe", "plan", "expect", "intend", "anticipate", "estimate", "foresee", "objective" or "continue" or the negative of these terms or variations of them or words and expressions of similar nature. Actual results could differ materially from the conclusion, forecast or projection stated in such forward-looking information. As a result, we cannot guarantee that any forward-looking statements will materialize. Assumptions, expectations and estimates made in the preparation of forward-looking statements and risks that could cause our actual results to differ materially from our current expectations are discussed throughout this MD&A and in our most recently filed Annual Report which is available on SEDAR at www.sedar.com. Forward-looking information contained in this report, including the "Outlook" section, is based on management's current estimates, expectations and assumptions, which management believes are reasonable as of the current date. You should not place undue importance on forward-looking information and should not rely upon this information as of any other date. Except as required by law, we do not undertake to update these forward-looking statements, whether written or oral, that may be made from time to time by us or on our behalf.

Operating Results

Consolidated revenues for the quarter ended September 30, 2008 amounted to $1.454 billion, an increase of $165.0 million or 12.8% in comparison to the $1.289 billion for the corresponding quarter last fiscal year. Revenues from our USA Dairy Products Sector increased by approximately $99 million due to the Alto Acquisition, completed at the beginning of fiscal 2009, in addition to increased selling prices and a better product mix. These increases were partially offset by a lower average block market per pound of cheese of US$1.86 compared to US$1.98 for the same quarter last fiscal year, along with a less favourable by-product market. The revenues from our CEA Dairy Products Sector increased by approximately $67 million in comparison to the same quarter last fiscal year. Higher selling prices in our Canadian and Argentinean operations in accordance with the increase in the cost of milk as raw material and increased sales volume from our Argentinean activities are the main factors explaining the revenue increase. These positive factors were slightly offset by less favourable by-product market conditions. Revenues from our Grocery Products Sector decreased by approximately $1 million in comparison to the same quarter last fiscal year.

For the six-month period ended September 30, 2008, revenues totalled $2.815 billion, an increase of $300.0 million or 11.9% in comparison to the $2.515 billion for the corresponding period last fiscal year. Revenues from our USA Dairy Products Sector increased by approximately $200 million. The increase is due to the Alto Acquisition, increased selling prices and a higher average block market per pound of cheese. Revenues from our CEA Dairy Products Sector increased by approximately $100 million in comparison to the same period last fiscal year. Higher selling prices in our Canadian and Argentinean operations in accordance with the increase in the cost of milk as raw material and increased sales volume from our Argentinean activities are the main factors explaining the revenue increase. These positive factors were slightly offset by less favourable by-product market conditions. Revenues from our Grocery Products Sector remained approximately unchanged in comparison to the same period last fiscal year. During the six-month period ended September 30, 2008, the appreciation of the Canadian dollar eroded approximately $45 million in the Company's revenues in comparison to the same period last fiscal year.

Consolidated earnings before interest, income taxes, depreciation and amortization (EBITDA), for the second quarter of fiscal 2009 amounted to $129.9 million, an increase of $5.8 million or 4.7% in comparison to $124.1 million for the same quarter last fiscal year. The EBITDA of our CEA Dairy Products Sector increased by approximately $10.2 million in comparison to the same quarter last fiscal year. This increase was mainly due to the increased volumes in our Argentinean domestic and export markets and the continued benefits derived from rationalization activities completed in prior years in our Canadian operations. These positive factors were partially offset by less favourable by-product market conditions. Our European operations had a minimal effect on EBITDA in the second quarter of fiscal 2009. The EBITDA of our USA Dairy Products Sector decreased by approximately $3 million compared to the same quarter last fiscal year. A less favourable by-products market and increased operational costs are the main factors contributing to this decrease, partially offset by the contribution of the Alto Acquisition and a more favourable relationship between the average block market per pound of cheese and the cost of milk as raw material. The EBITDA of our Grocery Products Sector decreased by approximately $1.4 million in comparison to the same quarter last fiscal year. This is as a result of a decrease in sales volume and increased costs, which offset the benefits of the price increase that took effect in mid-November 2007.

For the six-month period ended September 30, 2008, EBITDA totalled $280.3 million, an increase of $28.7 million or 11.4% in comparison to the same period last fiscal year. Increased EBITDA from our CEA Dairy Products Sector of $20.3 million and from our USA Dairy Products Sector of $9.1 million offset a reduction of $0.7 million from our Grocery Products Sector. Since the beginning of the fiscal year, the appreciation of the Canadian dollar eroded approximately $3.3 million of the Company's EBITDA in comparison to the same period last fiscal year.

Other Consolidated Results Items

Depreciation expense for the second quarter of fiscal 2009 totalled $23.0 million, an increase of $3.3 million compared to the same quarter last fiscal year. For the six-month period ended September 30, 2008, depreciation expense amounted to $45.4 million, an increase of $5.5 million as compared to $39.9 million for the same period last fiscal year. In both cases, the increase is due mainly to the Alto Acquisition. Capital investments undertaken by all divisions in the prior fiscal year also contributed to increase depreciation expense in the current quarter.

Net interest expense decreased by $0.5 million to $6.7 million for the quarter ended September 30, 2008 and decreased by $0.3 million to $13.4 million for the six-month period ended September 30, 2008 in comparison to the corresponding quarter of last fiscal year.

Income taxes for the second quarter of fiscal 2009 totalled $31.3 million, reflecting an effective tax rate of 31.2% compared to 35.7% for the same quarter last fiscal year. During the second quarter of fiscal 2008, the company recorded a tax charge of approximately $3 million due to a reduction of future income tax assets recorded in previous fiscal years for our Argentinean operations, for then expiring tax losses from which we did not benefit. Excluding this adjustment, last fiscal year's effective tax rate would have been 32.6%. Income taxes for the six-month period ended September 30, 2008 totalled $69.5 million, reflecting an effective tax rate of 31.4% in comparison to 33.8% for the same period last fiscal year. Our income tax rates vary and could increase or decrease based on the amount of taxable income derived and from which source, any amendments to tax laws and income tax rates and changes in assumptions and estimates used for tax assets and liabilities by the Company and its affiliates.

Net earnings reached $69.0 million for the quarter ended September 30, 2008 compared to $62.5 million for the same quarter last fiscal year. For the six-month period ended September 30, 2008, net earnings totalled $152.0 million compared to $131.0 million for the corresponding period last fiscal year. These reflect the various factors analyzed above.

Cash and Financial Resources

For the three months ended September 30, 2008, **cash generated by operating activities before changes in non-cash working** capital items amounted to $94.4 million, an increase of $3.3 million in comparison to the $91.1 million for the corresponding quarter last fiscal year. Since the beginning of the fiscal year, this figure amounted to $204.8 million, an increase of $20.2 million in comparison to the $184.6 million for the same period last fiscal year. Non-cash working capital items generated $16.9 million for the second quarter of fiscal 2009, compared to a use of $9.4 million for the corresponding quarter of fiscal 2008. The difference is mainly due to a decrease in inventory in our Dairy Products Division (USA) during the second quarter of fiscal 2008. For the six-month period ended September 2008, non-cash working capital items used $21.5 million, compared to a usage of $89.9 million for the same period last fiscal year. During the period, the Company made income tax payments for amounts relating to taxes payable, recorded at the end of last fiscal year, in addition to an increase in inventory, resulting in a usage of non-cash working capital items. Last year's usage was attributed to higher working capital items in our Dairy Products Division (USA) due to the increase in the average block market per pound of cheese in comparison to fiscal 2007 year-end.

Investing activities comprised of additions to fixed assets of $27.3 million and $52.1 million for the three- and six-month periods ended September 30, 2008 respectively. For the six-month period ended September 30, 2008, the Company also used $161.0 million for the Alto Acquisition.

Financing activities for the second quarter of fiscal 2009 consisted of a decrease in bank loans of $52.6 million, the issuance of shares for a cash consideration of $4.6 million, and the payments of $53.7 million in dividends.

As at September 30, 2008, working capital stood at $424.3 million, an increase from the $416.3 million as at March 31, 2008.

As at September 30, 2008, our interest bearing debt-to-equity ratio stood at 0.20, in comparison to 0.17 as at March 31, 2008, mainly resulting from the Alto Acquisition.

The Company currently has available bank credit facilities of approximately $644 million, $135.7 million of which are drawn, essentially for our US and Argentinean operations. Should the need arise, the Company could make additional financing arrangements to pursue growth through acquisitions.

Balance Sheet

With regards to balance sheet items as at September 30, 2008 that varied compared to those as at March 31, 2008, we should note that the variation in most items is mainly due to the Alto Acquisition. The weakening of the Canadian dollar since March 31, 2008 resulted in the conversion of the balance sheets of foreign subsidiaries at higher rates, thus increasing the Canadian dollar values of balance sheet items. From an operational perspective, the lower average block market per pound of cheese has caused a decrease in our Dairy Products Division (USA) working capital items as at September 30, 2008 in comparison to March 31, 2008. The Company's total assets stood at $2.839 billion as at September 30, 2008 compared to $2.733 billion as at March 31, 2008.

Share Capital Information

Share capital authorized by the Company is comprised of an unlimited number of common and preferred shares. The common shares are voting and participating. The preferred shares can be issued in one or more series, and the terms and privileges of each series must be determined at the time of their creation.

	Authorized	Issued as at September 30, 2008	Issued as at October 31, 2008
Common shares	Unlimited	206,801,841	206,807,551
Preferred shares	Unlimited	None	None
Stock options		9,547,433	9,417,390

In the first two quarters of fiscal 2009, no common shares were purchased under the normal course issuer bid which became effective as of November 13, 2007.

Follow-up on Certain Specific Items of the Analysis

For an analysis of off-balance sheet arrangements, guarantees, contractual obligations, related party transactions, accounting standards, critical accounting policies and use of accounting estimates as well as risks and uncertainties, we encourage you to consult the comments provided in the 2008 annual report on pages 28 to 32 of the management's analysis, since there were no notable changes during the first two quarters of fiscal 2009. Following the announcement of the CICA relating to International Financial Reporting Standards, the Company is currently preparing a transition plan.

Internal Controls over Financial Reporting

The Chief Executive Officer and the Chief Financial Officer, together with management, have concluded after having conducted an evaluation and to the best of their knowledge that, as of September 30, 2008, no change in the Company's internal control over financial reporting occurred that could have materially affected or is reasonably likely to materially affect the Company's internal control over financial reporting.

Information by Sector

CEA Dairy Products Sector

For the quarter ended September 30, 2008, revenues from the CEA Dairy Products Sector amounted to $810.0 million, an increase of $66.7 million in comparison to the $743.3 million for the same quarter last fiscal year. Higher selling prices in both our Canadian and Argentinean operations in accordance with the increase in the cost of milk as raw material and increased sales volume from our Argentinean activities are the main factors explaining the revenue increase. This increase offsets less favourable by-product market conditions in the second quarter of fiscal 2009 as compared to the same quarter of fiscal 2008. Sales volumes for our Canadian operations remained stable. Revenues from our Dairy Products Division (Europe) were comparable to the same quarter last fiscal year. During the quarter, the weakening of the Canadian dollar added approximately $1.4 million of revenues to the Sector, essentially from our Argentinean operations.

Since the beginning of the fiscal year, revenues from the CEA Dairy Products Sector totalled $1.565 billion, an increase of $100 million in comparison to the $1.465 billion for the corresponding period last fiscal year. The increase is attributed mainly to higher selling prices in our Canadian and Argentinean operations in accordance with the increase in the cost of milk as raw material and increased sales volume from our Argentinean activities. Less favourable by-product market conditions since the beginning of the fiscal year reduced revenues as compared to the same period last fiscal year. Sales volumes for our Canadian operations since the beginning of the fiscal year remained stable. For the six-month period ended September 30, 2008, the appreciation of the Canadian dollar eroded approximately $2.5 million of revenues to the Sector, essentially from our Argentinean operations.

For the quarter ended September 30, 2008, EBITDA for the CEA Dairy Products Sector totalled $94.8 million, an increase of $10.2 million or 12.1% compared to the $84.6 million for the corresponding quarter last fiscal year. The EBITDA margin for the quarter increased to 11.7% in comparison to 11.4% for the same quarter last fiscal year.

Our Dairy Products Division (Canada) performed well in the quarter despite unfavourable by-product market conditions that negatively impacted EBITDA by approximately $6 million compared to the same period last fiscal year. Also, we continue to benefit from rationalization activities completed in prior years as well as continuously review our processes and automation to become more efficient. In addition, the Division experienced higher operating costs which were offset by better efficiencies.

For the second quarter ended September 30, 2008, our Dairy Products Division (Europe) had a minimal effect on EBITDA.

The EBITDA of our Dairy Products Division (Argentina) showed a significant increase in comparison to the same quarter last fiscal year. This increase is due to higher sales volumes both in the domestic and export markets, following the continued benefit of the return of historical milk production volumes which was affected by floods in the first quarter of fiscal 2008. We also benefited from capital investments made in the previous fiscal years.

Since the beginning of the fiscal year, EBITDA for the CEA Dairy Products Sector totalled $193.8 million, an increase of $20.2 million or 11.6% in comparison to the $173.6 million for the same period last fiscal year. This increase was mainly due to the increased volumes in our Argentinean domestic and export markets and the continued benefits derived from rationalization activities completed in prior years in our Canadian operations. These positive factors were partially offset by less favourable by-product market conditions. Our European operations had a minimal effect on EBITDA since the beginning of fiscal 2009.

USA Dairy Products Sector

Revenues for the USA Dairy Products Sector totalled $601.5 million for the quarter ended September 30, 2008, an increase of $98.7 million from the $502.8 million for the corresponding quarter last fiscal year. The Alto Acquisition completed on April 1, 2008, as well as selling price increases and a better product mix contributed approximately $118 million in additional revenues. An average block market per pound of cheese of US$1.86 for the current quarter, US$0.12 lower than the average block market per pound of cheese for the same quarter last fiscal year, decreased revenues by approximately $19 million. In addition, a slight reduction in sales volume as well as the continued downward trend of the by-product market during the quarter compared to the same quarter last fiscal year also contributed to decrease revenues. The appreciation of the Canadian dollar eroded approximately $2 million in revenues.

Since the beginning of the fiscal year, revenues totalled $1.166 billion, an increase of $200 million in comparison to the $966 million for the same period last fiscal year. Additional revenues from the Alto Acquisition and increased selling prices offset reduced revenues due to a less favourable by-product market as well as lower sales volume in comparison to the same period last fiscal year. These factors combined increased revenues by approximately $201 million. The higher average block market per pound of cheese increased revenues by approximately $41 million, while the appreciation of the Canadian dollar eroded approximately $42 million in revenues.

For the quarter ended September 30, 2008, the EBITDA totalled $31.1 million, a decrease of $3 million in comparison to the $34.1 million for the same quarter last fiscal year. This decrease is mainly due to market factors. The average block market per pound of cheese for the second quarter of fiscal 2009 was US$1.86 as compared to US$1.98 for the corresponding quarter last fiscal, a decrease of US$0.12. This decrease had a negative effect on the absorption of our fixed costs. The realization of our inventories was less favourable in the current quarter in comparison to the same quarter last fiscal year. This was due to a higher positive change in the average block market per pound of cheese during the second quarter of the prior fiscal year compared to this quarter. The relationship between the average block market per pound of cheese and the cost of milk as a raw material was nevertheless favourable as compared to the same period last fiscal year. Finally, the by-product market was less favourable this quarter in comparison to the same quarter last fiscal year where the average whey market for the quarter was approximately US$0.26 compared to US$0.58 for the same period last fiscal year. These combined market factors had a negative impact of approximately $2 million on EBITDA. Increased EBITDA due to the Alto Acquisition, along with initiatives undertaken in the prior and current fiscal years with regards to improved operational efficiencies and increased selling prices, were offset by increased operational costs incurred during the second quarter of fiscal 2009. These factors combined negatively affected EBITDA by approximately $1 million in comparison to the same quarter last fiscal year.

Since the beginning of the fiscal year, EBITDA totalled $77.2 million, an increase of $9.1 million in comparison to $68.1 million for the corresponding period last fiscal year. Positive market factors increased EBITDA by approximately $11 million for the six-month period ended September 30, 2008 in comparison to the same period last fiscal year. Additional EBITDA from the Alto Acquisition as well as initiatives undertaken in the prior and current fiscal years with regards to improved operational efficiencies and increased selling prices, were offset by increased operational costs. These factors combined decreased EBITDA by approximately $1 million in comparison to the same period last fiscal year. The appreciation of the Canadian dollar eroded approximately $3 million in EBITDA.

Grocery Products Sector

Revenues for the Grocery Products Sector totalled $42.0 million for the quarter, a $0.9 million decrease compared to the same quarter last fiscal year. Revenues were negatively impacted due to increased rebate programs in an effort to offset both the introduction of private label products by retailers and highly competitive selling prices. Partially offsetting this decrease was the price increase that took effect in mid-November 2007 net of volume decreases compared to the same quarter last fiscal year. Sales volume from our US co-packing activities increased slightly compared to the same quarter last fiscal year. During the quarter, the Division increased its market share in Canada despite increased competition.

Since the beginning of fiscal 2009, revenues for the Grocery Products Sector totalled $84.4 million, relatively at the same level as compared to the corresponding period last fiscal year.

EBITDA for the Grocery Products Sector amounted to $4.0 million, a $1.4 million decrease or 25.9% compared to the same quarter last fiscal year. EBITDA margin decreased from 12.6% in the second quarter of fiscal 2008 to 9.5% this quarter. In the quarter, the Division incurred additional costs in an effort to support its brands, along with a decrease in sales volume and increased operating costs related to higher ingredient, packaging, labour and energy costs totalling approximately $2.7 million compared to the same quarter last fiscal year. These factors offset the benefits from the price increase.

Since the beginning of fiscal 2009, the EBITDA amounted to $9.2 million, a $0.7 million decrease as compared to the same period last fiscal year. EBITDA margin went from 11.7% last fiscal year to 10.9% this fiscal year. Also, the Division incurred higher ingredient, packaging, labour and energy costs along with additional costs for brand support totalling approximately $4.3 million offsetting the benefits from the price increase.

Lino Saputo
Chairman of the Board

Lino A. Saputo, Jr.
President and
Chief Executive Officer

November 4, 2008

NOTICE

The consolidated financial statements of Saputo Inc. for the three-month and the six-month periods ended September 30, 2008 and 2007 have not been reviewed by an external auditor.

CONSOLIDATED STATEMENTS OF EARNINGS

(in thousands of dollars, except per share amounts)

(unaudited)

	For the three-month periods ended September 30		For the six-month periods ended September 30	
	2008	2007	**2008**	2007
Revenues	**$ 1,453,544**	$ 1,288,982	**$ 2,815,454**	$ 2,515,717
Cost of sales, selling and administrative expenses	**1,323,598**	1,164,910	**2,535,191**	2,264,130
Earnings before interest, depreciation and income taxes	**129,946**	124,072	**280,263**	251,587
Depreciation of fixed assets	**22,962**	19,670	**45,357**	39,938
Operating income	**106,984**	104,402	**234,906**	211,649
Interest on long-term debt	**4,834**	4,684	**9,431**	9,724
Other interest, net	**1,826**	2,482	**4,014**	4,031
Earnings before income taxes	**100,324**	97,236	**221,461**	197,894
Income taxes	**31,296**	34,712	**69,470**	66,923
Net earnings	**$ 69,028**	$ 62,524	**$ 151,991**	$ 130,971
Earnings per share (Note 8)				
Net earnings				
Basic	**$ 0.34**	$ 0.31	**$ 0.74**	$ 0.64
Diluted	**$ 0.33**	$ 0.30	**$ 0.73**	$ 0.63

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(in thousands of dollars)
(unaudited)

	For the six-month periods ended September 30	
	2008	2007
Net earnings	**$ 151,991**	$ 130,971
Net change in unrealized losses on translation of financial statements of self-sustaining operations	**36,841**	(84,961)
Comprehensive income	**$ 188,832**	$ 46,010

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
(in thousands of dollars)
(unaudited)

	For the six-month periods ended September 30	
	2008	2007
Retained earnings, beginning of period	**$ 1,206,568**	$ 1,085,081
Net earnings	**151,991**	130,971
Dividends	**(53,718)**	(45,084)
Excess of purchase price of share capital over carrying value	**-**	(72,258)
Retained earnings, end of period	**$ 1,304,841**	$ 1,098,710

SEGMENTED INFORMATION
(in thousands of dollars)
(unaudited)

	For the three-month periods ended September 30		For the six-month periods ended September 30	
	2008	2007	**2008**	2007
Revenues				
Dairy Products				
CEA[1]	**$ 810,066**	$ 743,234	**$ 1,565,070**	$ 1,465,257
USA	**601,511**	502,836	**1,166,022**	966,001
	1,411,577	1,246,070	**2,731,092**	2,431,258
Grocery Products	**41,967**	42,912	**84,362**	84,459
	$ 1,453,544	$ 1,288,982	**$ 2,815,454**	$ 2,515,717
Earnings before interest, depreciation and income taxes				
Dairy Products				
CEA	**$ 94,850**	$ 84,623	**$ 193,894**	$ 173,622
USA	**31,141**	34,068	**77,155**	68,088
	125,991	118,691	**271,049**	241,710
Grocery Products	**3,955**	5,381	**9,214**	9,877
	$ 129,946	$ 124,072	**$ 280,263**	$ 251,587
Depreciation of fixed assets				
Dairy Products				
CEA	**$ 9,480**	$ 8,968	**$ 18,845**	$ 18,297
USA	**11,615**	8,926	**22,778**	18,056
	21,095	17,894	**41,623**	36,353
Grocery Products	**1,867**	1,776	**3,734**	3,585
	$ 22,962	$ 19,670	**$ 45,357**	$ 39,938
Operating income				
Dairy Products				
CEA	**$ 85,370**	$ 75,655	**$ 175,049**	$ 155,325
USA	**19,526**	25,142	**54,377**	50,032
	104,896	100,797	**229,426**	205,357
Grocery Products	**2,088**	3,605	**5,480**	6,292
	$ 106,984	$ 104,402	**$ 234,906**	$ 211,649
Interest	**6,660**	7,166	**13,445**	13,755
Earnings before income taxes	**100,324**	97,236	**221,461**	197,894
Income taxes	**31,296**	34,712	**69,470**	66,923
Net earnings	**$ 69,028**	$ 62,524	**$ 151,991**	$ 130,971

1 Canada, Europe and Argentina

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of dollars)
(unaudited)

	For the three-month periods ended September 30		For the six-month periods ended September 30	
	2008	2007	**2008**	2007
Cash flows related to the following activities:				
Operating				
Net earnings	**$ 69,028**	$ 62,524	**$ 151,991**	$ 130,971
Items not affecting cash				
Stock based compensation	**1,981**	2,075	**3,812**	4,157
Depreciation of fixed assets	**22,962**	19,670	**45,357**	39,938
Gain on disposal of fixed assets	**(422)**	(429)	**(3,480)**	(425)
Future income taxes	**859**	7,229	**7,304**	9,567
Deferred share units	**454**	251	**814**	705
Funding of employee plans in excess of costs	**(487)**	(172)	**(990)**	(344)
	94,375	91,148	**204,808**	184,569
Changes in non-cash operating working capital items	**16,938**	(9,444)	**(21,509)**	(89,887)
	111,313	81,704	**183,299**	94,682
Investing				
Business acquisitions (Note 11)	**(393)**	-	**(160,996)**	(253,188)
Additions to fixed assets	**(27,265)**	(23,894)	**(52,067)**	(41,585)
Proceeds on disposals of fixed assets	**2,940**	1,783	**7,069**	1,982
Other assets	**(1,511)**	(105)	**(2,600)**	2,183
	(26,229)	(22,216)	**(208,594)**	(290,608)
Financing				
Bank loans	**(52,612)**	41,713	**(88,604)**	36,590
Issuance of share capital	**4,596**	11,851	**11,568**	21,599
Repurchase of share capital	**-**	(44,866)	**-**	(81,472)
Dividends	**(53,718)**	(45,084)	**(53,718)**	(45,084)
	(101,734)	(36,386)	**(130,754)**	(68,367)
(Decrease) increase in cash and cash equivalents	**(16,650)**	23,102	**(156,049)**	(264,293)
Effect of exchange rate changes on cash and cash equivalents	**4,257**	1,608	**5,267**	4,930
Cash and cash equivalents (bank indebtedness), beginning of period	**27,321**	(7,179)	**165,710**	276,894
Cash and cash equivalents, end of period	**$ 14,928**	$ 17,531	**$ 14,928**	$ 17,531
Supplemental information				
Interest paid	**$ 1,707**	$ 2,411	**$ 12,297**	$ 13,490
Income taxes paid	**$ 26,039**	$ 21,672	**$ 79,381**	$ 60,961

CONSOLIDATED BALANCE SHEETS
(in thousands of dollars)

	September 30, 2008 *(unaudited)*	March 31, 2008 *(audited)*
ASSETS		
Current assets		
Cash and cash equivalents	$ 14,928	$ 165,710
Receivables	480,378	408,973
Inventories (Note 4)	560,809	533,686
Income taxes	5,645	10,252
Future income taxes	20,166	17,150
Prepaid expenses and other assets	27,913	43,729
	1,109,839	1,179,500
Portfolio investment	41,343	41,343
Fixed assets (Note 5)	967,142	871,739
Goodwill	597,077	522,546
Trademarks and other intangibles	38,479	38,043
Other assets (Note 6)	78,032	75,257
Future income taxes	7,002	5,048
	$ 2,838,914	$ 2,733,476
LIABILITIES		
Current liabilities		
Bank loans	$ 135,672	$ 222,584
Accounts payable and accrued liabilities	438,234	409,323
Income taxes	90,465	111,511
Future income taxes	21,131	19,790
	685,502	763,208
Long-term debt	234,124	225,830
Other liabilities	24,247	13,972
Future income taxes	124,900	111,306
	1,068,773	1,114,316
SHAREHOLDERS' EQUITY		
Share capital (Note 9)	549,834	536,921
Contributed surplus (Note 10)	25,039	22,085
Retained earnings	1,304,841	1,206,568
Accumulated other comprehensive loss (Note 3)	(109,573)	(146,414)
	1,770,141	1,619,160
	$ 2,838,914	$ 2,733,476

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(tabular amounts are in thousands of dollars except information on options and shares)
(unaudited)

1 — Accounting Policies

The unaudited consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and applied in the same manner as the most recently audited financial statements. During the six-month period, the Company adopted Section 3031 of the CICA Handbook, Inventories. The adoption of this section has no impact on the consolidated financial statements. The unaudited consolidated financial statements do not include all the information and notes required according to generally accepted accounting principles for annual financial statements, and should therefore be read in conjunction with the audited consolidated financial statements and the notes included in the Company's annual report for the year ended March 31, 2008.

2 — Foreign Currency Translation

The balance sheet accounts of the self-sustaining companies operating outside Canada are translated into Canadian dollars using the exchange rates at the balance sheet dates. Statement of earnings accounts are translated into Canadian dollars using the average monthly exchange rates in effect during the periods. The unrealized losses on translation of the financial statements of self-sustaining operations account presented in accumulated other comprehensive loss represents accumulated foreign currency losses on the Company's net investments in companies operating outside Canada. The change in the unrealized losses on translation of the financial statements of self-sustaining operations account for the period resulted mainly from the change in value of the Canadian dollar as compared to the currencies of our foreign subsidiaries.

Foreign currency accounts of the Company and its subsidiaries are translated using the exchange rates at the balance sheet date for monetary assets and liabilities and the prevailing exchange rates at the time of transactions for income and expenses. Non-monetary items are translated at the historical exchange rates. Gains or losses resulting from this translation are included in the cost of sales, selling and administrative expenses.

	For the three-month periods ended September 30		For the six-month periods ended September 30	
	2008	2007	2008	2007
Foreign exchange gain	$ 98	$ 213	$ 460	$ 615

3 — Accumulated Other Comprehensive Loss

	September 30, 2008	Year ended March 31, 2008
Accumulated other comprehensive loss, beginning of period	$ (146,414)	$ (82,664)
Other comprehensive gain (loss)	36,841	(63,750)
Accumulated other comprehensive loss, end of period	$ (109,573)	$ (146,414)

Accumulated other comprehensive loss represents unrealized losses on translation of financial statements of self-sustaining operations.

4 — Inventories

The following table presents the components of the inventories:

	September 30, 2008	March 31, 2008
Finished goods	$ 360,253	$ 322,550
Raw materials, work in process and supplies	200,556	211,136
	$ 560,809	$ 533,686

The amount of inventories recognized as an expense for the three- and six-month periods ended September 30, 2008, is $1,200,605,000 and $2,290,186,000 respectively.

5 — Fixed Assets

	September 30, 2008			March 31, 2008		
	Cost	Accumulated depreciation	Net book value	Cost	Accumulated depreciation	Net book value
Land	$ 34,814	$ -	$ 34,814	$ 34,117	$ -	$ 34,117
Buildings	368,112	80,759	287,353	337,789	74,679	263,110
Furniture, machinery and equipment	1,116,170	476,369	639,801	997,317	431,054	566,263
Rolling stock	12,447	7,954	4,493	12,478	7,662	4,816
Held for sale	681	-	681	3,433	-	3,433
	$ 1,532,224	$ 565,082	$ 967,142	$ 1,385,134	$ 513,395	$ 871,739

Fixed assets held for sale represent mainly machinery, equipment and buildings in Canada and the United States that will be disposed of as a result of certain plant closures. During the six-month period, a gain of $3,507,000 was recognized on the sale of fixed assets held for sale.

The net book value of fixed assets under construction, that are not being amortized, amounts to $74,054,000 as at September 30, 2008 ($46,593,000 as at March 31, 2008), and consists mainly of machinery and equipment.

6 — Other Assets

	September 30, 2008	March 31, 2008
Net accrued pension plan assets	$ 57,779	$ 56,239
Taxes receivable	11,950	10,822
Other	8,303	8,196
	$ 78,032	$ 75,257

7 — Employee Pension and Other Benefit Plans

The Company provides benefit and defined contribution pension plans as well as other benefit plans such as health insurance, life insurance and dental plans to eligible employees and retired employees. Pension and other benefit plan obligations are affected by factors such as interest rates, adjustments arising from plan amendments, changes in assumptions and experience gains or losses. The costs are based on a measurement of the pension and other benefit plan obligations and the pension fund assets.

Total benefit costs for the three- and six-month periods ended September 30 are as follows:

	For the three-month periods ended September 30		For the six-month periods ended September 30	
	2008	2007	2008	2007
Pension plans	$ 5,212	$ 5,348	$ 10,389	$ 10,217
Other benefits plans	298	241	624	600
	$ 5,510	$ 5,589	$ 11,013	$ 10,817

8 — Earnings per Share

Earnings per share for the three- and six-month periods ended September 30, 2007 were retroactively restated to reflect the 100% stock dividend (see note 9).

	For the three-month periods ended September 30		For the six-month periods ended September 30	
	2008	2007	2008	2007
Net earnings	$ 69,028	$ 62,524	$ 151,991	$ 130,971
Weighted average number of common shares outstanding	206,722,954	204,929,788	206,489,084	205,968,222
Dilutive options	2,624,376	1,608,658	2,624,376	1,608,658
Dilutive number of common shares outstanding	209,347,330	206,538,446	209,113,460	207,576,880
Basic earnings per share	$ 0,34	$ 0,31	$ 0,74	$ 0,64
Diluted earnings per share	$ 0,33	$ 0,30	$ 0,73	$ 0,63

When calculating dilutive earnings per share, 1,612,988 options were excluded from the calculation because their exercise price was higher than the average market value. In the previous period no options were excluded.

Shares purchased during the six-month period ended September 30, 2007, under the normal course issuer bid, were excluded from the calculation of earnings per share as of the date of purchase (none in 2008).

9 — Share Capital

Authorized

The authorized share capital of the Company consists of an unlimited number of common and preferred shares. The common shares are voting and participating. The preferred shares may be issued in one or more series, the terms and privileges of each series to be determined at the time of their creation.

	September 30, 2008	March 31, 2008
Issued		
206,801,841 common shares (205,962,964 at March 31, 2008)	$ 549,834	$ 536,921

On November 6, 2007, the Company declared a 100% stock dividend, whereby the shareholders of the Company received an additional share for every share held. The stock dividend was applicable to shareholders of record as of the close of business on December 10, 2007, which had the same effect as a two-for-one stock split of the Company's outstanding common

shares. All references made to prior fiscal year's number and prices of common shares have been adjusted to reflect this stock dividend.

9 — Share Capital (cont'd)

838,877 common shares (869,707 in 2007) for an amount of $11,572,000 ($21,599,000 in 2007) were issued during the six-month period ended September 30, 2008, pursuant to the share option plan. For share options granted since April 1, 2002, the amount previously accounted for as an increase to contributed surplus was also transferred to share capital upon the exercise of options. For the six-month period ended September 30, 2008, the amount transferred from contributed surplus was $1,341,000 ($4,880,000 in 2007).

Pursuant to the normal course issuer bid, which began on November 13, 2007, the Company may purchase for cancellation up to 10,272,848 common shares until November 12, 2008. During the six-month period ended September 30, 2008, the Company did not purchase any common shares relating to this normal course issuer bid.

Share option plan

The Company established a share option plan to allow for the purchase of common shares by key employees, officers and directors of the Company. The total number of common shares which may be issued pursuant to this plan cannot exceed 28,000,000 common shares. Options granted prior to July 31, 2007 may be exercised at a price equal to the closing quoted value of the shares on the day preceding the grant date. Options granted thereafter may be exercised at a price not less than the weighted average market price for the five trading days immediately preceding the date of grant. The options vest at 20% per year and expire ten years from the grant date.

Options issued and outstanding as at the period end are as follows:

		September 30, 2008		March 31, 2008	
Granting period	Exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
1999	from $8.06 to $9.37	-	-	20,480	$9.22
2000	$9.85	95,888	$9.85	111,404	$9.85
2001	$6.75	208,812	$6.75	217,836	$6.75
2002	from $9.50 to $11.50	280,846	$9.52	409,246	$9.52
2003	$15.18	569,726	$15.18	745,912	$15.18
2004	$11.25	975,126	$11.25	1,203,594	$11.25
2005	$16.53	1,038,686	$16.53	1,138,316	$16.53
2006	$18.08	1,288,200	$18.08	1,383,476	$18.08
2007	$16.35	1,821,746	$16.35	1,933,324	$16.35
2008	$23.09	1,655,415	$23.09	1,729,840	$23.09
Current	$27.81	1,612,988	$27.81	-	-
		9,547,433	$16.78	8,893,428	$16.52
Options exercisable at the end of the period		4,469,125	$14.83	3,535,818	$13.56

9 — Share Capital (cont'd)

Changes in the number of options are as follows:

	September 30, 2008	
	Number of options	Weighted average exercise price
Balance at beginning of period	8,893,428	$ 16.52
Options granted	1,634,393	$ 27.81
Options exercised	(838,877)	$ 13.79
Options cancelled	(141,511)	$ 19.82
Balance at end of period	9,547,433	$ 16.78

The exercise price of the options granted in fiscal 2009 is $27.81, which corresponds to the weighted average market price for the five trading days immediately preceding the date of grant.

The fair value of options granted in fiscal 2009 was estimated at $4.98 per option, using the Black Scholes option pricing model with the following assumptions:

	September 30, 2008	March 31, 2008
Risk-free interest rate:	3.0%	4.0%
Expected life of options:	5 years	5 years
Volatility:	19%	25%
Dividend rate:	1.7%	2.1%

A compensation expense of $1,981,000 ($1,749,000 after income taxes) and $3,812,000 ($3,349,000 after income taxes) relating to share options was recorded in the statement of earnings for the three- and six-month periods ended September 30, 2008, respectively. A compensation expense of $2,075,000 ($1,848,000 after income taxes) and $4,157,000 ($3,696,000 after income taxes) was recorded for the three- and six-month periods ended September 30, 2007.

10 — Contributed Surplus

	September 30, 2008	Year ended March 31, 2008
Contributed surplus, beginning of period	$ 22,085	$ 18,864
Stock based compensation	3,812	8,279
Excess tax benefit that results from the excess of the deductible amount over the compensation cost recognized	483	974
Amount transferred to share capital	(1,341)	(6,032)
Contributed surplus, end of period	$ 25,039	$ 22,085

11 — Business Acquisition

On April 1, 2008 the Company acquired the activities of Alto Dairy Cooperative in the United States for a cash consideration of $160,996,000. The fair values attributed to the assets acquired were $33,311,000 to receivables, $24,273,000 to inventories, $474,000 to prepaid expenses, $31,173,000 to accounts payable, $70,840,000 to fixed assets and $63,271,000 to goodwill. The final allocation of the purchase price will be completed this fiscal year.

END